UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Superconductor Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

867931404

(CUSIP Number)

March 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867931404	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 913,630
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 913,630
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,630 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 867931404	Page 3 of 7 Pages

Item 1.

(a) Name of Issuer

Superconductor Technologies, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

9101 Wall Street, Suite 1300

Austin, TX 78754

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”).

The principal business office of Mr. Kopin is 245 Palm Trail, Delray Beach, Florida 33483.

(d) Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

867931404

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

As of March 20, 2015, Mr. Kopin may be deemed to beneficially own 888,210 shares of Common Stock, which consists of 888,210 shares of Common Stock to be issued to Equitec Specialists, LLC (“Equitec”), and all such shares of Common Stock represent beneficial ownership of approximately 5.5% of the Common Stock, based on (1) 15,180,899 shares of Common Stock issued and outstanding on March 20, 2015, as reported in the Form 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on March 24, 2015, plus (2) 888,210 shares of Common Stock to be issued to Equitec.

The foregoing excludes: (I) an aggregate of 473,785 shares of Common Stock issuable upon exercise of warrants held by Cranshire Capital Master Fund, Ltd. (“Cranshire Capital Master Fund”) because each such warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock and (II) 444,105 shares of Common Stock issuable upon exercise of a warrant to be issued to Equitec and 44,469 shares of Common Stock issuable upon exercise of another warrant held by Equitec because each such warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Kopin may be deemed to have beneficial ownership of 1,850,569 shares of Common Stock.

CUSIP No. 867931404	Page 4 of 7 Pages

Cranshire Capital Advisors, LLC, a Delaware limited liability company (“CCA”), serves as the investment manager to Cranshire Capital Master Fund. In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of Cranshire Capital Master Fund. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, subject to the blocker provisions described above, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities of the Issuer held by Cranshire Capital Master Fund.

Cranshire Capital Investments LLC, a Delaware limited liability company (“CCI”), owns 50% of (x) the 888,210 shares of Common Stock to be issued to Equitec and (y) the warrants held by or to be issued to Equitec. Consequently, CCI has voting control and investment discretion over 50% of such shares of Common Stock to be issued to Equitec and the shares of Common Stock issuable upon exercise of such warrants held by or to be issued to Equitec. Mr. Kopin, the sole manager of CCI and the sole trustee of The Mitchell P. Kopin Revocable Trust (the “Trust”), which is the sole member of CCI, also has voting control and investment discretion over 50% of such shares of Common Stock to be issued to Equitec and the shares of Common Stock issuable upon exercise of such warrants held by or to be issued to Equitec. As a result, subject to the blocker provisions described above, each of Mr. Kopin, the Trust and CCI may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 50% of such shares of Common Stock to be issued to Equitec and the shares of Common Stock issuable upon exercise of such warrants held by or to be issued to Equitec. Additionally, Mr. Kopin has shared voting control and investment discretion over the other 50% of such shares of Common Stock to be issued to Equitec and the shares of Common Stock issuable upon exercise of such warrants held by or to be issued to Equitec. As a result, subject to the blocker provisions described above, Mr. Kopin may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) over the other 50% of such shares of Common Stock to be issued to Equitec and the shares of Common Stock issuable upon exercise of such warrants held by or to be issued to Equitec.

As of the close of business on March 31, 2015, Mr. Kopin may be deemed to beneficially own 913,630 shares of Common Stock, which consists of (i) 848,090 shares of Common Stock held by Equitec and (ii) 65,540 shares of Common Stock issuable upon exercise of warrants held by Cranshire Capital Master Fund, and all such shares of Common Stock represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 15,180,899 shares of Common Stock issued and outstanding on March 20, 2015, as reported in the Form 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on March 24, 2015, plus (2) 3,062,790 shares of Common Stock issued on March 25, 2015, as contemplated by such Form 424B5 Prospectus, plus (3) 65,540 shares of Common Stock issuable upon exercise of warrants held by Cranshire Capital Master Fund.

The foregoing excludes: (I) an aggregate of 408,245 shares of Common Stock issuable upon exercise of other warrants held by Cranshire Capital Master Fund because each such other warrant contains a blocker provision under which the holder thereof does not have the right to exercise such other warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock and (II) an aggregate of 488,574 shares of Common Stock issuable upon exercise of warrants held by Equitec because each such warrant contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Kopin may be deemed to have beneficial ownership of 1,810,449 shares of Common Stock.

CUSIP No. 867931404	Page 5 of 7 Pages

CCA serves as the investment manager to Cranshire Capital Master Fund. In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of Cranshire Capital Master Fund. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, subject to the blocker provisions described above, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities of the Issuer held by Cranshire Capital Master Fund.

CCI owns 50% of (x) the 848,090 shares of Common Stock held by Equitec and (y) the warrants held by Equitec. Consequently, CCI has voting control and investment discretion over 50% of such shares of Common Stock held by Equitec and the shares of Common Stock issuable upon exercise of such warrants held by Equitec. Mr. Kopin, the sole manager of CCI and the sole trustee of the Trust, which is the sole member of CCI, also has voting control and investment discretion over 50% of such shares of Common Stock held by Equitec and the shares of Common Stock issuable upon exercise of such warrants held by Equitec. As a result, subject to the blocker provisions described above, each of Mr. Kopin, the Trust and CCI may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 50% of such shares of Common Stock held by Equitec and the shares of Common Stock issuable upon exercise of such warrants held by Equitec. Additionally, Mr. Kopin has shared voting control and investment discretion over the other 50% of such shares of Common Stock held by Equitec and the shares of Common Stock issuable upon exercise of such warrants held by Equitec. As a result, subject to the blocker provisions described above, Mr. Kopin may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) over the other 50% of such shares of Common Stock held by Equitec and the shares of Common Stock issuable upon exercise of such warrants held by Equitec.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0 .

(ii) Shared power to vote or to direct the vote: 913,630 .

(iii) Sole power to dispose or to direct the disposition of 0 .

(iv) Shared power to dispose or to direct the disposition of 913,630 .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than

CUSIP No. 867931404	Page 6 of 7 Pages

activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 867931404	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2015

/s/ Mitchell P. Kopin
Mitchell P. Kopin